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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51808

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   __JANUARY 1, 2020__   AND ENDING   __DECEMBER 31, 2020__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ZERMATT SECURITIES, LLC**

	OFFICAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2813 COLTSGATE RD SUITE 200
(No. and Street)

CHARLOTTE   **NC**   **28211**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NATALIE MILLER   **706-429-2199**
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY
(Name - *if individual, state last, first, middle name*)
505 NORTH MUR-LEN ROAD   OLATHE   **KANSAS**   **66062**
(Address and City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.





OATH OR AFFIRMATION

I, **LOUIS DWORSKY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ZERMATT SECURITIES, LLC**, as of **DECEMBER 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

Kimberly T. Walton
Public Notary
My Comm Expires: 11-19-2025

KIMBERLY T. WALTON NOTARY PUBLIC PENDER COUNTY, NC

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZERMATT SECURITIES, INC.

FINANCIAL STATEMENTS
With Report of Registered Public Accounting Firm

For the Year Ended December 31, 2020

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Zermatt Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zermatt Securities, Inc. as of December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Zermatt Securities, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Zermatt Securities, Inc.'s management. Our responsibility is to express an opinion on Zermatt Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Zermatt Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as Zermatt Securities Inc.'s auditor since 2020.

Olathe, Kansas
March 25, 2021

Zermatt Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets		
Cash	$	24,710
Accounts receivable		-
CRD Deposit		1,149
Prepaid Expenses		2,275
Deferred Tax Asset		2,096
Total Current Assets		30,230
Total Assets	**$**	**30,230**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable and accrued liabilities	$	5,419
Income taxes payable		51
Due to Hayden Royal		6,549
Total Current Libilities		12,019
Total liabilities	$	12,019
Stockholders' Equity		
Common Stock		1,000
Additional Paid in Capital		53,000
Retained Earnings		75,213
Treasury Stock, at cost		(111,002)
Total Stockholders' Equity		18,211
Total Liabilities And Stockholders' Equity	**$**	**30,230**

The accompanying notes are an integral part of these financial statements.

Zermatt Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31,2020

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC. The Company is an Alabama Corporation.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company receives commissions from the purchase of certain investment products by its customers which is earned and recorded as revenue upon completion of the related transactions. This commission is credited toward the customers' advisory fee. The firm also received investment advisory fees, on an annual, quarterly, or monthly basis, for continuing management of the assets that is recorded as revenue over the period for which the services are provided. Amounts paid in advance are deferred until earned. This fee is paid directly by the customer, paid from the 12b-1 fee of the investment vehicle, or some combination of both. The Company provides investment advisory services on a daily basis. 12b-1 fee of the investment vehicle, or some combination of both.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.
The Company's financial instruments are cash, accounts receivable, trading securities and accounts payable. The recorded values of these accounts approximate their fair values.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $12,691 which was $7,691 in excess of its required net capital of $5,000.

NOTE 4 RELATED PARTY TRANSACTIONS

During 2020 the Company had an expense sharing agreement ("ESA") in place with its Affiliate as it relates

NOTE 5 COMMITMENTS AND CONTINGENCIES

There are no commitments or contingencies at December 31, 2020.

NOTE 6 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 25th, 2021, the date which the financial statements were available to be issued.